UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number: 000-53082

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
    People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Completion of Disposition of Assets

In a Report of Foreign Private Issuer on Form 6-K filed by AutoChina International Limited (the “Company”) on June 19, 2009, the Company announced the execution by its wholly-owned subsidiary, Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Huaan Investment Co. and Hebei Huiyin Investment Co. (together the “Subsidiaries”), of an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”), whereby Xinjiang agreed to acquire all of the outstanding securities of the Subsidiaries, which together comprise all of the Company’s consumer auto dealership business.  In consideration of the sale, Xinjiang agreed to pay the sum of (i) RMB435 million, and (ii) the increase in value of the Subsidiaries’ net assets from January 1, 2009 to June 30, 2009.  AutoChina International Limited (the “Company”) controlled the Subsidiaries through certain contractual arrangements between  Hebei Kaiyuan and Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), a wholly owned subsidiary of the Company.

A description of the sale and the Agreement is set forth under the heading “Entry into a Material Definitive Agreement” in the Report of Foreign Private Issuer on Form 6-K filed by the Company on June 19, 2009 and is incorporated herein by reference herein.

On December 14, 2009, the Company issued a Press Release announcing the completion of the sale of the Subsidiaries on that date.  The final purchase price paid by Xinjiang was approximately $68.8 million (RMB470 million).  A copy of the press release is attached hereto as Exhibit 99.1.

Other Events

On December 8, 2009, the Company issued a press release announcing that it is sending out redemption notices to all of the record holders of its issued and outstanding ordinary share purchase warrants, which trade under the ticker symbol AUTCW. The final redemption date for the warrants will be January 8, 2010 (the “Redemption Date”). Holders of warrants who have not exercised them by the Redemption Date will be paid $0.01 per warrant, and the warrants will be extinguished. The press release is attached as Exhibit 99.2.

Financial Statements and Exhibits.

Pro Forma Financial Information.  Pro forma financial information reflecting the sale of the Subsidiaries is included in this Report beginning on page P-1

Exhibits.  The following exhibits are provided as part of this Report.

2

Exhibit	Description

99.1	Press Release, dated December 14, 2009

99.2	Press Release, dated December 8, 2009

3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION

The following unaudited pro forma condensed consolidated financial information has been prepared assuming that the sale of the consumer automotive dealership business had been completed (i) at the beginning of the period for the pro forma statements of operations for the year ended December 31, 2008 and for the nine months ended September 30, 2009, and (ii) at September 30, 2009 for the pro forma balance sheet.  The unaudited pro forma condensed consolidated financial statements have been prepared under United States generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars.

The historical financial information of the Company was derived from the audited consolidated financial statements of the Company for the year ended December 31, 2008 and the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2009.  The historical financial statements of the Company have been prepared under U.S. GAAP and presented in U.S. dollars.

The historical financial information in the unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the sale and are factually supportable.  The historical financial information in the unaudited pro forma condensed consolidated statements of operations has been adjusted to give effect to pro forma events that are directly attributable to the sale, are factually supportable, and are expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only.  You should not rely on the unaudited pro forma condensed consolidated balance sheet as being indicative of the historical financial position that would have been achieved had the sale been consummated as of September 30, 2009, or the unaudited pro forma condensed consolidated statements of operations as being indicative of the historical financial results of operations that would have been achieved had the sale been consummated at the beginning of each of such periods.  Actual results could differ from the pro forma information presented herein.

The following information is being provided to aid you in your analysis of the financial aspects of the sale.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Nine Months Ended September 30, 2009
(In thousands of U.S. Dollars, except for share and per share amounts, and U.S. GAAP, unless otherwise noted)

						Pro Forma
	AutoChina					Company
	International	Pro Forma Adjustments and				after Sale of
	Limited	Eliminations Relating to the				the Consumer
	and	Sale of the Consumer Automotive				Automotive
	Subsidiaries,	Dealership Business				Dealership
	As Filed	Debit		Credit		Business

Revenues	$565,203	389,829	(1)			$175,374

Cost of sales	527,080			368,092	(1)	158,988

Gross profit	38,123					16,386

Operating expenses
Selling and marketing	8,059			6,522	(1)	1,537
General and administrative	8,412			4,507	(1)	3,905
Other expense, net	(888)	795	(1)			(93)
Total operating expenses	15,583					5,349

Income from operations	22,540					11,037

Other income (expense)
Interest income	344	319	(1)			25
Interest expense	(3,100)			1,739	(1)	(1,361)
Accretion of share repurchase obligations	(531)					(531)
Equity in earnings of unconsolidated subsidiaries	37	37	(1)			-
Acquisition-related costs	(295)					(295)

Income from continuing operations before income taxes	18,995					8,875

Income tax provision	4,958			2,991	(1)	1,967

Income from continuing operations	14,037					6,908

Net income attributable to noncontrolling interests	(1,552)			1,552	(1)	-

Net income from continuing operations attributable to shareholders	$12,485					$6,908

Net income from continuing operations per ordinary share -
Basic	$1.46					$0.81
Diluted	$1.25					$0.69

Weighted average ordinary shares outstanding -
Basic	8,572,134					8,572,134
Diluted	10,027,442					10,027,442

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)	To eliminate the discontinued operations of the consumer automotive dealership business for the period January 1, 2009 to September 30, 2009.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2008
(In thousands of U.S. Dollars, except for share and per share amounts, and U.S. GAAP, unless otherwise noted)

						Pro Forma
	AutoChina					Company
	International	Pro Forma Adjustments and				after Sale of
	Limited	Eliminations Relating to the				the Consumer
	and	Sale of the Consumer Automotive				Automotive
	Subsidiaries,	Dealership Business				Dealership
	As Filed	Debit		Credit		Business

Revenues	$442,824	406,526	(1)			$36,298

Cost of sales	414,672			382,702	(1)	31,970

Gross profit	28,152					4,328

Operating expenses
Selling and marketing	6,692			5,727	(1)	965
General and administrative	7,506			5,329	(1)	2,177
Other expense, net	(836)	674	(1)			(162)
Total operating expenses	13,362					2,980

Income from operations	14,790					1,348

Other income (expense)
Interest income	560	546	(1)			14
Interest expense	(2,805)			2,800	(1)	(5)
Equity in loss of unconsolidated subsidiaries	(40)			40	(1)	-

Income from continuing operations before income taxes	12,505					1,357

Income tax provision	3,009			2,824	(1)	185

Income from continuing operations	9,496					1,172

Net income attributable to noncontrolling interests	(1,309)			1,309	(1)	-

Net income from continuing operations attributable to shareholders	$8,187					$1,172

Net income from continuing operations per ordinary share -
Basic	$1.06					$0.15
Diluted	$1.06					$0.15

Weighted average ordinary shares outstanding -
Basic	7,745,625					7,745,625
Diluted	7,745,625					7,745,625

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)	To eliminate the discontinued operations of the consumer automotive dealership business for the period January 1, 2008 to December 31, 2008.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
Unaudited Pro Forma Condensed Consolidated Balance Sheet
September 30, 2009
(In thousands of U.S. Dollars, except per share amounts, and U.S. GAAP, unless otherwise noted)

						Pro Forma
	AutoChina					Company
	International	Pro Forma Adjustments and				after Sale of
	Limited	Eliminations Relating to the				the Consumer
	and	Sale of the Consumer Automotive				Automotive
	Subsidiaries,	Dealership Business				Dealership
	As Filed	Debit		Credit		Business

Assets
Current assets
Cash and cash equivalents	$38,136	5,920	(3)	16,094	(1)	$27,962
Restricted cash	53,530			41,096	(1)	12,434
Accounts receivable	3,196			1,110	(1)	2,086
Inventories	34,529			34,329	(1)	200
Deposits for inventories	41,673			20,099	(1)	21,574
Prepaid expenses and other current assets	6,981			3,895	(1)	3,086
Due from unconsolidated subsidiary	439			439	(1)	-
Current maturities of net investment in sales-type leases	82,258					82,258
Deferred income tax assets	2,741			325	(1)	2,416
Assets of the consumer automotive dealership business	-	145,119	(1)	162,673	(3)	-
		17,554	(2)
Total current assets	263,483					152,016
Investment in unconsolidated subsidiaries	266			266	(1)	-
Property, equipment and leasehold improvements, net	28,450			26,525	(1)	1,925
Net investment in sales-type leases, net of current maturities	56,980					56,980
Goodwill	941			941	(1)	-
Total assets	$350,120					$210,921

Liabilities
Current liabilities
Floor plan notes payable - manufacturer affiliated	$11,115	11,115	(1)			$-
Notes payable	28,841	20,064	(1)			8,777
Trade notes payable	65,586	53,152	(1)			12,434
Short-term loan	14,590	32,144	(3)	17,554	(2)	-
Deposit received on pending sale of the consumer automotive dealership business	29,255	29,255	(3)			-
Accounts payable	3,948	1,852	(1)			2,096
Accounts payable, related parties	83,388					83,388
Other payables and accrued liabilities	8,729	3,722	(1)			5,007
Share repurchase obligations	2,537					2,537
Due to affiliates	5,456			250	(1)	5,706
Customer deposits	5,424	3,556	(1)			1,868
Income tax payable	3,042	1,812	(1)	1,984	(3)	3,214
Liabilities of the consumer automotive dealership business	-	103,291	(3)	103,291	(1)	-
Total current liabilities	261,911					125,027
Long term debt
Net deferred income tax liabilities	2,020			88	(1)	2,108
Total liabilities	263,931					127,135

Equity
Preferred shares, $0.001 par value	-					-
Ordinary shares, $0.001 par value	11					11
Additional paid-in capital	40,639					40,639
Statutory reserves	741					741
Retained earnings	30,276			5,953	(3)	36,229
Accumulated other comprehensive income	6,166					6,166
Total stockholders' equity	77,833					83,786
Noncontrolling interests	8,356	8,356	(1)			-
Total equity	86,189					83,786
Total liabilities and equity	$350,120					$210,921

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, unless otherwise noted):
(1)	To reclassify and combine assets, liabilities and noncontrolling interests of the consumer automotive dealership business to be sold.
(2)	To record intercompany settlement of amount due to the consumer automotive dealership group.
(3)	To record the sale of the consumer automotive dealership business as if it had occurred on September 30, 2009 utilizing an exchange rate of RMB 6.8364 per USD as follows:

Cash price pursuant to the agreement		$68,750
Less net profit of the consumer automotive dealership business from July 1, 2009 through the closing date, pursuant to the agreement (profit through September 30, 2009 used for pro forma purposes)		(1,952)
Income tax reimbursement		521
Net cash consideration		67,319
Plus liabilities transferred, including noncontrolling interests		103,291
Total sales price		170,610
Less assets sold		162,673
Pre-tax gain from sale		7,937
Less tax on gain:
Maximum amount to be absorbed by the Company pursuant to the agreement	$1,463
Income tax reimbursement	521
Less tax on gain at the statutory rate of 25%		1,984
Pro forma after-tax gain from sale		$5,953

Net cash consideration		$67,319
Less: Deposit received from buyer		(29,255)
Short-term loan received from buyer		(32,144)
Pro forma net cash to be received at closing		$5,920

Pursuant to the agreement, the cash price is fixed at RMB 470,000. Additionally, the maximum amount of income tax from the sale to be absorbed by the Company is fixed at RMB 10,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: December 29, 2009